Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

Special Jetwire	THURSDAY, APRIL 18 2013

A Message from Chairman and CEO Tom Horton

Dear American Team:

Thanks to all of you, the first quarter of 2013 was a pivotal start to the year for American. Putting customers first, you delivered results over the past year that positioned us well for one of the most significant events in our history – a transformational merger with our partners at US Airways that will create the world’s leading airline.

The events of the quarter underscore both the success of our restructuring to date and the promise and potential of the new American. Here are some of the highlights:

•

We reported record revenues and a net first quarter profit of $8 million (excluding special items), the first since 2007 and a $256 million improvement over last year. Operating profit was $125 million and our earnings momentum is building.

•	With our financial restructuring nearly complete, we have built a competitive cost structure and a financial foundation for a successful future. Our non-fuel unit costs were down 3.2 percent.

•

We are rapidly transforming our fleet with the introduction of 59 new aircraft into our fleet this year, 12 in the first quarter, including our new flagship Boeing 777-300ER, a first for a U.S. airline.

•

We are strengthening our network with the announcement of a major expansion of our hub at LAX. We are expanding internationally with new flying to Lima, Dublin, Düsseldorf and our first ever service to Seoul.

•	We announced a very big win in our alliance strategy with LATAM’s decision to join oneworld and to strengthen its ties with American throughout growing Latin American markets.

•	We launched a modernization of our iconic American brand for the first time in over 40 years.

None of this would have been possible without the hard work of everyone on the American team staying focused on our customers. I am proud of our people companywide who worked diligently this week to get our operations back on track after a network outage, doing their best to minimize the effect on our customers.

As we look back on the past months, the results of our restructuring have been extraordinary, particularly for American’s owners. Typically in a court restructuring, the bondholders, to whom the company owes money, recover only a fraction of their investment, if anything, and the shareholders lose everything. That will not be the case at American. It now appears that our bondholders may fully recover their investment and our shareholders will receive substantial value. In fact, since the day we entered restructuring, the value of our bonds has risen (fivefold) and our stock price has risen (fifteenfold). This is unprecedented and serves as a yardstick of the turnaround of American and all we’ve accomplished together.

We all know that the restructuring of American hasn’t been easy, and that we have much hard work ahead with our partners at US Airways to prepare for a successful integration of our two great airlines. But together, we have created a strong and vibrant American, which will again lead the industry with great promise for our people, our customers and our investors.

I look forward to sharing updates on our progress in the months ahead. Thanks for all you do!

Sincerely,

Tom

The regular edition of Jetwire will be issued later today.

JETWIRE is published by Communications. Editor – Lance Goulet, email: jetwire@aa.com

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which includes a preliminary proxy statement of US Airways that also constitutes a prospectus of AMR. US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A, and AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. Investors and security holders of US Airways are urged to read the PRELIMINARY proxy statement/prospectus and other relevant documents that will be filed with the SEC (including the definitive proxy statement/PROSPECTUS) carefully and in their entirety when they become available because they contain important information about the proposed transaction. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus and other documents containing important information about AMR and US Airways (including the definitive proxy statement/prospectus), once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the preliminary proxy statement/prospectus related to the proposed transaction, which was filed with the SEC on April 15, 2013. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the preliminary proxy statement/prospectus related to the proposed transaction, which was filed with the SEC on April 15, 2013. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation may also be included in the definitive proxy statement/prospectus and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement and the proxy statement/prospectus related to the proposed transaction. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.